Exhibit 99.1

ODDITY TECH EXPECTS TO REPORT RECORD THIRD QUARTER RESULTS, BEATING REVENUE GUIDANCE

NEW YORK, October 2, 2023 -- ODDITY Tech Ltd. (NASDAQ: ODD) today announced certain preliminary unaudited financial results for the third quarter ended September 30, 2023. A conference call to discuss these preliminary results is scheduled for tomorrow, October 3, 2023, at 8:30 a.m. ET.

“Our third quarter is expected to be our strongest third quarter ever, exceeding our guidance and allowing us to deliver net revenue growth of at least 58% and adjusted EBITDA of at least $89 million in the first three quarters of 2023,” said Oran Holtzman, ODDITY co-founder and CEO. “These strong financial results reflect the power of our platform, built to transform the global beauty and wellness market through technology and data usage. We continue to consistently deliver high growth and outstanding profitability with both IL MAKIAGE and SpoiledChild brands and are building massive engines to further scale in 2024 and beyond. ODDITY LABS, powered by the Revela biotech integration, is expanding its molecule discovery platform faster than expected, and is delivering game changing ingredient innovation to support continued high growth for IL MAKIAGE, SpoiledChild, and our new brands in development.”

“Our excellent third quarter performance and our momentum entering the fourth quarter give us confidence in our ability to deliver a strong finish to the year,” added Lindsay Drucker Mann, ODDITY Global CFO. “We achieved high quality revenue upside at attractive margins, allowing us to beat our third quarter guidance. We now expect our year-over-year net revenue growth for the third quarter to be between 29-31%, ahead of our initial guidance of 18-23%. We expect gross margin of 68.5% approximately 100 basis points higher than our 67.5% initial guidance. We expect adjusted EBITDA margin of between 21.0-21.5%, at the high end of our 20.0-21.5% initial guidance. We plan to provide a full update to our full year earnings outlook when we report our third quarter results in November.”

Preliminary third quarter 2023 financial results

The table below sets forth the low and high end of the ranges of the estimated selected preliminary unaudited financial results for the three months ended September 30, 2023, and the change in these preliminary results as compared against the midpoint of our guidance.

	Three months ended September 30, 2023
	Preliminary expectations		Prior initial guidance
	Low End	High End	Mid-Point
Net Revenue Growth	29.0%	31.0%	20.5%
Gross Margin	68.5%	68.5%	67.5%
Adjusted EBITDA Margin	21.0%	21.5%	20.8%

All financial data in this release are preliminary and unaudited and do not present all information necessary for an understanding of our results of operations for the quarter ended September 30, 2023. Our actual results may differ from the preliminary estimates due to the completion of normal quarter-end accounting procedures and adjustments, including the completion of our financial closing and other operational procedures, final adjustments, and other developments that may arise between now and the time the financial results for the three months ended September 30, 2023 are finalized. See “Forward-Looking Statements” below. Our actual financial results and additional details regarding our performance for the third quarter ended September 30, 2023 will be provided in accordance with ODDITY’s standard reporting calendar.

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. Please see the section titled “Non-GAAP Financial Measures” below for more information regarding ODDITY’s use of non-GAAP financial measures.

Conference Call Details:

A conference call to discuss ODDITY’s preliminary Q3 2023 financial and business results and outlook is scheduled for tomorrow, October 3, 2023, at 8.30 a.m. ET. To participate, please dial 1-877-407-9208 (US) or 1-201-493-6784 (International). A webcast of the call will be accessible on the Investors section of ODDITY’s website at https://investors.oddity.com. A recording will be available shortly after the conclusion of the call. To access the replay, please dial 1-844-512-2921 or 1-412-317-6671 (International). The access code for the replay is 1-374-1613. An archive of the webcast will be available on the Investors section of ODDITY’s website.

Non-GAAP Financial Measures:

In addition to the GAAP financial measures set forth in this press release, ODDITY has included non-GAAP financial measures: Adjusted EBITDA and Adjusted EBITDA margin. ODDITY believes these non-GAAP financial measures provide useful supplemental information to management and investors to help evaluate ODDITY’s business, measure its performance, identify trends, prepare financial projections and make business decisions.

ODDITY defines “Adjusted EBITDA” as net income before financial expenses (income), net, taxes on income, and depreciation and amortization as further adjusted to exclude share-based compensation expense and non-recurring adjustments. “Adjusted EBITDA margin” is defined as Adjusted EBITDA divided by net revenue. ODDITY believes Adjusted EBITDA and Adjusted EBITDA margin are useful for financial and operational decision-making and as a means to evaluate period-to-period comparisons. By excluding certain items that may not be indicative of its recurring core operating results, ODDITY believes that Adjusted EBITDA and Adjusted EBITDA margin provide meaningful supplemental information regarding its performance. In addition, Adjusted EBITDA and Adjusted EBITDA margin are widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired.

ODDITY’s non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, its financial results prepared in accordance with U.S. GAAP. Other companies, including companies in its industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures.

ODDITY has not provided a quantitative reconciliation of its Adjusted EBITDA to net income because the quantification of certain items included in the calculation of GAAP net income cannot be calculated or predicted at this time without unreasonable efforts. ODDITY is unable to address the probable significance of the unavailable reconciling items, which could have a potentially unpredictable, and potentially significant, impact on its future GAAP financial results.

Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “project,” “shall,” “should,” “target,” “will,” “seek,” or similar words. The absence of these words does not mean that a statement is not forward-looking. These forward-looking statements address various matters, including ODDITY’s business strategy, growth trajectory, market opportunity, ability to deliver superior products and experiences, potential long-term success, preliminary financial results for the third quarter 2023 and expectations for the full year ending December 31, 2023. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to maintain the value of our brands; our ability to anticipate and respond to market trends and changes in consumer preferences; our ability to attract new customers, retain existing customers and maintain or increase sales to those customers; our ability to maintain a strong base of engaged customers and content creators; the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products; our ability to accurately forecast customer demand, manage our inventory, and plan for future expenses; our future rate of growth; competition; the fluctuating cost of raw materials; the illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products; changes in, or disruptions to, our shipping arrangements; our ability to manage our growth effectively; a general economic downturn or sudden disruption in business conditions; our ability to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products; foreign currency fluctuations; product returns; our ability to execute on our business strategy; our ability to maintain a high level of customer satisfaction; our ability to comply with and adapt to changes in laws and regulatory requirements applicable to our business, including with respect to regulation of the internet and e-commerce, evolving AI-technology related laws, tax laws, the anti-corruption, trade compliance, anti-money laundering, and terror finance and economic sanctions laws and regulations, consumer protection laws, and data privacy and security laws; failure of our products to comply with quality standards and risks related to product liability claims; trade restrictions; existing and potential tariffs; any data breach or other security incident of our information technology systems, or those of our third-party service providers or cyberattacks; risks related to online transactions and payment methods; any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights; conditions in Israel; the concentration of our voting power as a result of our dual class structure; our status as a foreign private issuer; and other risk factors set forth in the section titled “Risk Factors” in our Prospectus filed pursuant to Rule 424(b) with the Securities and Exchange Commission on July 18, 2023, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements.

About ODDITY:

ODDITY is a consumer tech company that builds and scales digital-first brands to disrupt the offline-dominated beauty and wellness industries. The company serves over 40 million users with its AI-driven online platform, deploying data science to identify consumer needs, and developing solutions in the form of beauty and wellness products. ODDITY owns IL MAKIAGE and SpoiledChild. The company operates with business headquarters in New York City, an R&D center in Tel Aviv, Israel, and a biotechnology lab in Boston.

Contacts:

Press:

Michael Braun

michaelb@oddity.com

Investor:

investors@oddity.com